UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022.

 Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☐  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Second Quarter 2022 Financial Results

GMV and total revenue YoY growth reached 27.6% and 25.4%, respectively

Gross profit increases 37.8% YoY, representing a margin expansion of 600 bps YoY

NEW YORK--(BUSINESS WIRE)--August 11, 2022--VTEX (NYSE: VTEX), the enterprise digital commerce platform for premier brands and retailers, the leader in accelerating the digital commerce transformation in Latin America and now expanding globally, today announced results for the second quarter of 2022 ended June 30, 2022. VTEX results have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “This quarter we achieved solid top line growth while also delivering significant gross margin expansion. Once again our customers outperformed the GMV growth of the market, demonstrating the value-add of the VTEX Platform as well as the resiliency of our blue-chip customer base.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “We continue seeing VTEX consolidating its leadership position in Latin America, with solid steps in countries such as Mexico, while also continuing to make inroads in our US and Europe expansion.”

Second Quarter 2022 Operational and Financial Highlights

  GMV reached US$3.1 billion in the second quarter of 2022, representing a YoY increase of 27.6% in USD and 21.0% on an FX neutral basis.
  Total revenue increased to US$38.7 million in the second quarter of 2022, from US$30.9 million in the second quarter of 2021, representing a YoY increase of 25.4% in USD and 19.5% on an FX neutral basis.
  Subscription revenue represented 94.7% of total revenues and increased to US$36.6 million in the second quarter of 2022, from US$29.7 million in the second quarter of 2021, a YoY increase of 23.6% in USD and 17.4% on an FX neutral basis.
  Non-GAAP subscription gross profit was US$26.6 million in the second quarter of 2022, compared to US$20.4 million in the second quarter of 2021, representing a YoY increase of 30.2% in USD and 22.7% on an FX neutral basis.
    Non-GAAP subscription gross margin was 72.5% in the second quarter of 2022, compared to 68.8% in the same quarter of 2021. Non-GAAP subscription gross profit margin YoY 370 bps expansion reflects operational hosting cost efficiencies.
  Non-GAAP loss from operations was US$17.5 million during the second quarter of 2022, compared to Non-GAAP loss from operations of US$10.4 million in the second quarter of 2021, this quarter included exceptional expenses related to VTEX Day and to a personnel layoff implemented during the quarter.
  Non-GAAP negative free cash flow was US$12.7 million during the second quarter of 2022, compared to US$16.1 million in the first quarter of 2022 and US$14.7 million in the second quarter of 2021.
  Our total headcount decreased to 1,560 as of June 30, 2022, representing an increase of 5.0% YoY and a decrease of 11.6% QoQ.
  VTEX today announced its Board of Directors has authorized a 1-year, US$30.0 million program to repurchase shares of VTEX's Class A Common Shares. The timing and amount of shares repurchased (if any) will be determined by our management based on its evaluation of market conditions and other factors.

Second Quarter 2022 Commercial Highlights:

  New customers that initiated their operations with us, among others: Elo, Hering, Pernambucanas, SumUp and ZeBrands in Brazil, Yamaha and Groupe Seb Andeans in Colombia, and BRF in Chile, Garbarino in Argentina, Grainger and Citric in Mexico, Momentum Textiles in the US and Invitadisima in Spain.
  Existing customers expanding their operations with us by opening new online stores, among others: AB Inbev added the Dominican Republic, expanding from 9 countries in Latin America; and Sugo added Mexico, expanding from 4 countries in Latin America.

Second Quarter 2022 Product Innovation Highlights:

We innovate aligned with our guiding principles. VTEX key innovations deployed this quarter:

  Zero friction onboarding and collaboration:
    Pernambucanas chose our headless approach to implement continuous customizations on their website and app and to keep a consistency between channels while providing a unified experience. The VTEX team implemented this complex case in only 5 months.
    Launched a partnership with Adyen, the global payments platform of choice for many of the world’s leading companies.
  Single control panel for every order:
    Briggs & Stratton chose VTEX in the US for their B2B project with 3 different Business Units supporting multi-language and multi-currency with one single account. With our single ecommerce platform and out-of-the-box features, we helped the customer to run their two different platforms, improving maintainability and providing frictionless solutions.
    Embargosalobestia needed robust omnichannel capabilities to help unify their multiple sales channels. With VTEX, they improved their checkout statistics, conversion rates and other key ecommerce performance metrics while also building a true omnichannel strategy by integrating their physical stores and other sales channels.
    Live Shopping continues to penetrate our customer base with increased adoption and satisfaction. This quarter we had 231 Live Shopping events, which represents a QoQ increase of almost 80%.
    Along with Google, VTEX is launching Web Page Performance, a dashboard that adds Google's PageSpeed Insights and Lighthouse tools to the VTEX Admin. Now, our customers can keep track of the Core Web Vitals performance of all of the store's URLs in one single place.
  The development platform of choice for digital commerce:
    We continued evolving our VTEX Acceleration Program which seeks for innovative ecommerce-related solutions that can meet the needs of our customers. The project is focused on fostering the global ecommerce ecosystem by integrating third-party apps with VTEX App Store. Some interesting partners to highlight within the program are MailUp, with its dashboard app, and WoowUp, with its CRM app.
    Continued attracting developers to our low-code platform, gaining momentum in the community and scaling our capabilities. Monthly active developers accessing the VTEX development portal increased to more than 28,000 in the second quarter of 2022 from more than 24,000 in the first quarter of 2022.

Business Outlook

Since 2020 ecommerce meaning changed for enterprise brands and retailers, becoming a centerpiece of their business strategy. Omnichannel evolved from a “nice to have” to become a critical tool to engage with end consumers in a consistent and relevant way.

Nowadays, brands and retailers are evolving on the integration of not only physical channels and desktop and mobile online channels, but also interactive, social and conversational commerce, among other channels. The incremental complexity of building a proper omnichannel strategy enables VTEX to position itself as the backbone of commerce, integrating all these apparently separate pieces together in one powerful ecosystem.

In the third quarter of 2022, although we are entering into cleaner comps, macroeconomic conditions remain uncertain. Therefore, we are currently targeting revenue in the US$37.0 million to US$38.0 million range for the third quarter of 2022, implying a YoY growth of 18% in USD and 20% on an FX neutral basis in the middle of the range.

For the full year 2022, we maintain our FX neutral YoY revenue growth of 24% to 27%, implying a range of US$158 million to US$162 million, based on July average FX rates.

Despite navigating a volatile environment, both in terms of macro conditions and consumer behavior, we continue to focus on helping our customers digitally transform their commerce operations and outperform the market. We are satisfied with and excited about the expanding market opportunity in front of us and the resilience of our customer base. After expanding the platform significantly during the past few years, we are executing on our strategy of profitable growth. As such, we expect to continue expanding gross and operating income margins in the second half of the year.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding ''Forward-Looking Statements'' below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three months and six months ended June 30, 2022 and 2021.

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
GMV	3,111.9	2,439.3	5,826.4	4,475.3
GMV growth YoY FXN (1)	21.0%	25.4%	24.1%	64.8%
Revenue	38.7	30.9	73.4	56.8
Revenue growth YoY FXN (1)	19.5%	18.2%	24.1%	41.5%
Non-GAAP subscription gross profit (2)(4)	26.6	20.4	49.2	36.5
Non-GAAP subscription gross profit margin (3)(4)	72.5%	68.8%	71.1%	67.1%
Non-GAAP income (loss) from operations (4)	(17.5)	(10.4)	(31.2)	(19.0)
Total number of employees	1,560	1,486	1,560	1,486
(1)

Calculated by using the average monthly exchange rates for the applicable months during 2021, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2022, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

(2)	Corresponds to our subscription revenues minus our subscription costs.
(3)	Corresponds to our subscription gross profit divided by subscription revenues.
(4)	Reconciliation of non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-844-200-6205 (Conference ID – 414708 –) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“ARR” means annual recurring revenue, calculated as subscription revenue in the most recent quarter multiplied by four.

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“SSS” means same-store-sales calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online same stores in the prior period.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding Non-GAAP financial metrics

For the convenience of investors, this document presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures.

We understand that Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP measures

The following table presents a reconciliation of our Non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
Subscription revenue	36.6	29.7	69.2	54.3
Subscription cost	(10.2)	(9.5)	(20.2)	(18.2)
Subscription gross profit	26.5	20.2	49.1	36.1
Share-based compensation	0.1	0.2	0.2	0.3
Non-GAAP subscription gross profit	26.6	20.4	49.2	36.5
Non-GAAP subscription gross margin	72.5%	68.8%	71.1%	67.1%

The following table presents a reconciliation of our Non-GAAP expenses to expenses for the following periods:

Sales & Marketing	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
Sales & Marketing expense	(21.3)	(15.7)	(39.2)	(26.7)
Share-based compensation expense	(0.2)	1.6	0.5	2.3
Amortization of intangible related to acquisitions	0.3	0.3	0.6	0.5
Non-GAAP Sales & Marketing expense	(21.3)	(13.9)	(38.1)	(24.0)

Research & Development	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
Research & Development expense	(15.4)	(10.7)	(29.3)	(19.1)
Share-based compensation expense	0.5	1.7	1.1	2.8
Amortization of intangible related to acquisitions	0.2	0.2	0.4	0.3
Non-GAAP Research & Development expense	(14.7)	(8.8)	(27.8)	(16.0)
General & Administrative	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
General & Administrative expense	(7.4)	(7.8)	(14.4)	(15.0)
Share-based compensation expense	0.6	1.9	1.6	3.1
Amortization of intangible related to acquisitions	0.0	-	0.0	-
Non-GAAP General & Administrative expense	(6.8)	(5.9)	(12.7)	(12.0)

The following table presents a reconciliation of our Non-GAAP income (loss) from operations to income (loss) from operations for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
Income (loss) from operations	(18.9)	(16.4)	(35.6)	(28.4)
Share-based compensation expense	0.9	5.5	3.4	8.7
Amortization of intangibles related to acquisitions	0.5	0.5	1.0	0.8
Non-GAAP income (loss) from operations	(17.5)	(10.4)	(31.2)	(18.9)

The following table presents a reconciliation of our Non-GAAP free cash flow to net cash provided (used) by operating activities for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
Net cash used in operating activities	(12.6)	(14.2)	(28.6)	(21.6)
Acquisitions of property and equipment	(0.1)	(0.5)	(0.2)	(1.1)
Non-GAAP free cash flow	(12.7)	(14.7)	(28.8)	(22.7)

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months period ended June 30, 2022:

	Three months ended June 30,
	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	2022	2021	Percentage change	2022	2021	Percentage change
Subscription revenue	36.6	29.7	23.6%	34.8	29.7	17.4%
Services revenue	2.1	1.2	69.7%	2.1	1.2	70.2%
Total revenue	38.7	30.9	25.4%	36.9	30.9	19.5%
Subscription cost	(10.2)	(9.5)	7.5%	(10.2)	(9.5)	7.9%
Services cost	(2.8)	(2.8)	3.1%	(2.9)	(2.8)	3.8%
Total cost	(13.0)	(12.2)	6.5%	(13.1)	(12.2)	7.0%
Gross profit	25.7	18.7	37.8%	23.8	18.7	27.7%
Operating expenses	(44.6)	(35.0)	27.4%	(43.1)	(35.0)	23.0%
Income (loss) from operation	(18.9)	(16.4)	15.5%	(19.3)	(16.4)	17.5%

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The financial information in this press release has not been audited.

About VTEX

VTEX (NYSE: VTEX) is the enterprise digital commerce platform where global brands and retailers run their world of commerce. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. VTEX helps global companies build, manage and deliver native and advanced B2B, B2C, and Marketplace commerce experiences with unprecedented time-to-market and without complexity.

As a leader in digital commerce platforms, VTEX is trusted by more than 2,400 customers, including AbInbev, Carrefour, Colgate, Motorola, and Whirlpool, having over 3,200 active online stores across 38 countries (as of FY ended on December 31st, 2021). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX Condensed consolidated interim statement of profit or loss (Unaudited) In thousands of U.S. dollars, unless otherwise indicated

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

Subscription revenue	36,649	29,652	69,230	54,310
Services revenue	2,065	1,217	4,151	2,483

Total revenue	38,714	30,869	73,381	56,793

Subscription cost	(10,166)	(9,461)	(20,162)	(18,176)
Services cost	(2,842)	(2,757)	(5,449)	(4,865)

Total cost	(13,008)	(12,218)	(25,611)	(23,041)

Gross profit	25,706	18,651	47,770	33,752

Operating Expenses
General and administrative	(7,431)	(7,806)	(14,352)	(15,029)
Sales and marketing	(21,318)	(15,697)	(39,218)	(26,732)
Research and development	(15,409)	(10,669)	(29,334)	(19,092)
Other losses	(474)	(868)	(465)	(1,317)

Loss from operation	(18,926)	(16,389)	(35,599)	(28,418)

Financial income	4,696	2,136	8,988	2,548
Financial expense	(10,122)	(3,490)	(19,135)	(5,257)

Financial result, net	(5,426)	(1,354)	(10,147)	(2,709)

Equity results	268	139	487	235

Loss before income tax	(24,084)	(17,604)	(45,259)	(30,892)

Income tax
Current	(574)	(297)	(1,001)	(504)
Deferred	3,193	2,432	5,705	3,466
Total income tax	2,619	2,135	4,704	2,962

Net loss for the period	(21,465)	(15,469)	(40,555)	(27,930)

Attributable to controlling shareholders	(21,464)	(15,469)	(40,553)	(27,927)
Non-controlling interest	(1)	-	(2)	(3)
Loss per share
Basic loss per share	(0.112)	(0.090)	(0.212)	(0.163)
Diluted loss per share	(0.112)	(0.090)	(0.212)	(0.163)

VTEX Condensed consolidated interim balance sheet (Unaudited) In thousands of U.S. dollars

	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	29,667	121,006
Restricted cash	694	1,183
Marketable securities and short-term investments	225,113	177,191
Trade receivables	32,669	34,682
Recoverable taxes	5,053	6,881
Deferred commissions	396	263
Prepaid expenses	4,806	7,911
Other current assets	-	399
Total current assets	298,398	349,516
Non-current assets
Trade receivables	5,530	6,143
Deferred tax assets	18,771	12,572
Prepaid expenses	345	343
Recoverable taxes	2,223	556
Deferred commissions	1,705	1,246
Other non-current assets	902	435
Right-of-use assets	5,623	5,183
Property and equipment, net	4,570	4,711
Intangible assets, net	32,393	33,644
Investment in joint venture	544	621
Total non-current assets	72,606	65,454
Total assets	371,004	414,970
LIABILITIES	June 30, 2022	December 31, 2021
Current liabilities
Accounts payable and accrued expenses	30,168	29,537
Loans and financing	2,396	2,087
Taxes payable	3,733	5,035
Lease liabilities	1,493	1,105
Deferred revenue	16,531	16,598
Derivative financial instruments	-	133
Accounts payable from acquisition of subsidiaries	1,552	4,260
Other current liabilities	158	133
Total current liabilities	56,031	58,888
Non-current liabilities
Accounts payable and accrued expenses	482	1,977
Loans and financing	-	1,192
Taxes payable	160	160
Lease liabilities	4,931	4,886
Accounts payable from acquisition of subsidiaries	-	2,163
Deferred revenue	15,581	16,204
Deferred tax liabilities	2,240	2,045
Other non-current liabilities	420	266
Total non-current liabilities	23,814	28,893
EQUITY
Issued capital	19	19
Capital reserve	395,034	390,466
Other reserves	604	652
Accumulated losses	(104,508)	(63,955)
Equity attributable to VTEX’s shareholders	291,149	327,182
Non-controlling interests	10	7
Total shareholders’ equity	291,159	327,189
Total liabilities and equity	371,004	414,970

VTEX Condensed consolidated interim statements of cash flows (Unaudited) In thousands of U.S. dollars, unless otherwise indicated

	Six months ended
	June 30, 2022	June 30, 2021

Loss for the period	(40,555)	(27,930)
Adjustments on loss for the period
Depreciation and amortization	2,205	1,814
Deferred income tax	(5,705)	(3,466)
Loss on disposal of rights of use, property, equipment, and intangible assets	(126)	1
Allowance for doubtful accounts	509	294
Share-based compensation	4,537	3,995
Provision for payroll taxes (share-based compensation)	(2,147)	-
Adjustment of hyperinflation	2,079	876
Profit on investments in joint venture	(487)	(235)
Fair value losses	7,970	(88)
Other costs and foreign exchange, net	(487)	27
Working capital adjustments
Trade receivables	2,042	(6,553)
Recoverable taxes	(162)	(47)
Prepaid expenses	3,204	(2,450)
Other assets	(164)	28
Accounts payable and accrued expenses	1,086	9,422
Taxes payable	(645)	206
Deferred revenue	(1,541)	6,894
Other liabilities	368	(525)
Cash used in operating activities	(28,019)	(17,737)
Income tax paid	(603)	(3,879)
Net cash used in operating activities	(28,622)	(21,616)
Cash flows from investing activities
Dividends received	146	-
Purchase of short-term investment	(110,991)	-
Redemption of short-term investment	53,057	-
Redemption of marketable securities	-	3,316
Interest received	267	384
Dividend income from financial instruments	30	-
Payment of business acquired	(1,512)	(4,449)
Acquisitions of property and equipment	(166)	(1,065)
Net cash used in investing activities	(59,169)	(1,814)
Cash flows from financing activities
Derivative financial instruments	(718)	-
Changes in restricted cash	575	69
Proceeds from the exercise of stock options	28	927
Net-settlement of share-based payment	(783)	-
Capital increase	-	1,000
Buyback of shares	-	(2,423)
Payment of loans and financing	(1,327)	(9,653)
Interest paid	(36)	(59)
Principal elements of lease payments	(574)	(460)
Lease interest paid	(351)	(351)
Net cash used in financing activities	(3,186)	(10,950)
Net decrease in cash and cash equivalents	(90,977)	(34,380)
Cash and cash equivalents, beginning of the period	121,006	58,557
Effect of exchange rate changes	(362)	(579)
Cash and cash equivalents, end of the period	29,667	23,598
Supplemental cash flow information:
Lease liabilities arising from obtaining right-of-use assets	1,020	156
Issue of ordinary shares as consideration for a business combination	3	1,469
Unpaid amount related to acquisition of non-controlling interest	-	27
Unpaid amount related to business combinations	-	9,810
Dividends receivable used to pay accounts from acquisition of subsidiaries	448	-
Transactions with non-controlling interests	5	-

Contacts

Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 11, 2022

VTEX

By:	/s/ André Spolidoro Ferreira Gomes
Name:	André Spolidoro Ferreira Gomes
Title:	Chief Financial Officer